FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of registrants’ name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

LASALLE FUNDING LLC
Commission File Number: 001-31313
(Translation of registrant’s name into English)

135 South LaSalle Street
Chicago, Illinois 60603
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

YES	NO X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

YES	NO X

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

The information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
LASALLE FUNDING LLC

TABLE OF CONTENTS

Exhibit
1	Amended and Restated Selling Agent Agreement, dated September 24, 2003, of LaSalle Funding LLC relating to its issuance of up to $2,500,000,000 LaSalleNotes (SM) unconditionally guaranteed by ABN AMRO Bank N.V. and ABN AMRO Holding N.V., acting jointly and severally

4.1	First Supplemental Indenture, dated as of September 24, 2003, among LaSalle Funding LLC, ABN AMRO Bank N.V., ABN AMRO Holding N.V. and BNY Midwest Trust Company, relating to the issuance of up to $2,500,000,000 LaSalleNotes (SM) unconditionally guaranteed by ABN AMRO Bank N.V. and ABN AMRO Holding N.V., acting jointly and severally

4.2	Form of LaSalleNotes (SM)

8	Opinion of Davis Polk & Wardwell regarding tax matters

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 2, 2003	By:	/s/ Hans Duijn
Name: Hans Duijn Title: Secretary to the Managing Board

By:	/s/ J. Kuiper
Name: J. Kuiper Title: Member of the Managing Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO BANK N.V.

Dated: October 2, 2003	By:	/s/ Rolf Smit
Name: Rolf Smit Title: Executive Vice President

By:	/s/ Arjo Blok
Name: Arjo Blok Title: Senior Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LASALLE FUNDING LLC

Dated: October 2, 2003	By:	/s/ Jeffrey Sirota
Name: Jeffrey Sirota Title: Senior Vice President

By:	/s/ Hammad Pirzada
Name: Hammad Pirzada Title: First Vice President